(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
OMB Number: 3235-0058 Expires: March 31, 2006 Estimated average burden hours per response . . . 2.50

SEC FILE NUMBER 000-14691

CUSIP NUMBER

For Period Ended: December 31, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Senetek PLC
Full Name of Registrant

Former Name if Applicable

831 Latour Court, Suite A
Address of Principal Executive Office (Street and Number)

Napa, California 94558
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant is unable to file by April 2, 2007 its Annual Report on Form 10K for the period ended December 31, 2006 without unreasonable effort and expense. This is because the Company has been focusing its attention on a material business transaction, specifically, completion of a monetization agreement with Valeant Pharmaceuticals North America Inc. which has made it impossible for the Company’s small management team to complete the reviews necessary to ensure that the financial statements and disclosures contained in its 2006 Annual Report are accurate and complete. The Company will file its Annual Report on or before the expiration of the fifteen day extension period.

(Attach Extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

William F. O’Kelly	707	226-3900 ext. 140
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Reported revenue for the year ended December 31, 2006 will be approximately $8.4 million and reported net income attributable to Ordinary Stockholders for the year ended December 31, 2006 will be approximately $1.9 million. Reported revenue for the year ended December 31, 2005 was $5.9 million and reported net loss attributable to Ordinary Stockholders for the year ended December 31, 2005 was ($1.7) million.

Approximately $2.2 million of the increase in reported revenue and reported net income between 2006 and 2005 is attributable to an increase in skincare royalty revenue, substantially all of which is increased royalty income from Valeant Pharmaceutical International (Valeant) stemming from the July 2005 amendment to the license agreement between Senetek and Valeant.

Approximately $1.1 million of the increase in reported net income between 2006 and 2005 is attributable to a decrease in administrative, sales and marketing expenses due to reductions in headcount and leased office space and to decreased legal and professional fees.

Senetek PCL
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	30 March 2007	By	/s/ William F. O’Kelly
Name and Title

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).